

June 27, 2024

Dinggui Yan
Chief Executive Officer
Jiayin Group Inc.
18th Floor, Building No. 1, Youyou Century Plaza
428 South Yanggao Road, Pudong New Area
Shanghai 200122
People's Republic of China

> **Re: Jiayin Group Inc.**
> **Registration Statement on Form F-3**
> **Filed June 6, 2024**
> **File No. 333-279990**

Dear Dinggui Yan:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3

General

1. We note your disclosure in the risk factors section of your Form 20-F for the year ended December 31, 2023, relating to the legal and operational risks associated with operating in China and incorporated by reference into this registration statement. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and

policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. Please revise your registration statement to include the risk factor disclosure responsive to the December 2021 Dear Issuer Letter to China-Based Companies. In this regard, we note that risk factor disclosure on pages 48 through 50, 54 through 56 and page 59 of the most recent Form 20-F has been revised from the prior disclosure and does not address specific concerns raised in the Dear Issuer Letter.

Cover Page

2.   Please disclose whether you are subject to the Trial Measures for the offering made pursuant to this prospectus. If so, please disclose whether you have complied with your obligations under the Trial Measures.

3.   Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

4.   Please revise the statement in the sixth paragraph of your cover letter to remove the words "in extreme cases."

5.   Please disclose the location of your auditor's headquarters. We also note your disclosure that Deloitte Touche Tohmatsu Certified Public Accountants LLP is your auditor. Please explain your reference to "Canaan" following the discussion of your auditor.

6.   Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

7.   Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Enforceability of Civil Liabilities, page 8

8.   We note that you state your agent for service, Cogency Global Inc., will accept service
      only for actions brought against you in the Southern District of New York, or in the New
      York Supreme Court for the County of New York. Please clarify whether Cogency Global
      Inc. will accept service for any action under the civil liability provisions of the U.S.
      federal securities laws against the foreign private issuer and any of its officers and
      directors who are residents of a foreign country in any appropriate court. Please note we
      may have further comment.

9.   Please revise this subsection to disclose that your officers and directors are located
      in China/Hong Kong and that it would be difficult to impose liability on those individuals
      or advise.

      We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

      Please contact Madeleine Joy Mateo at 202-551-3465 or Tonya Aldave at 202-551-3601
with any other questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Finance

cc: Steven Lin, Esq.